UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sterling Group Ventures, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

85932R 10 4

(Cusip Number)

Richard (Xuxin) Shao

Suite 900, 789 West Pender Street

Vancouver, B.C., Canada V6C 1H2

Telephone Number: (604) 893-8891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 85932R 10 4

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1. Names of Reporting Persons, I.R.S.Identification Nos. of above persons (entities only):

Richard (Xuxin) Shao

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

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3. SEC Use Only:

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4. Source of Funds (See Instruction):

SC

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

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6. Citizenship or Place of Organization: Canada

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Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power:

4,000,000

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8. Shared Voting Power:

0

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9. Sole Dispositive Power:

4,000,000

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10. Shared Dispositive Power:

0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:

4,000,000

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

N/A

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13. Percent of Class Represented by Amount in Row (11):

11.0%

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14. Type of Reporting Person (See Instructions):

IN

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ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Statement relates is shares of common stock with par value $0.001 (the "Common Stock"), of of Sterling Group Ventures, Inc, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 900-789 West Pender Street, Vancouver, BC, Canada, V6C 1H2. .

ITEM 2. IDENTITY AND BACKGROUND

A. Name of Person filing this Statement: Richard (Xuxin) Shao.

B. Residence or Business Address: Suite 900, 789 West Pender Street, Vancouver, BC, Canada V6C 1H2

C. Present Principal Occupation and Employment: Consultant

D. Mr. Shao has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. Mr. Shao has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Citizenship: Mr. Shao is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 20, 2004, the Company entered into an Acquisition Agreement which is incorporated by reference under Exhibit 1 with Micro Express Ltd., a British Virgin Islands corporation ("Micro"). Pursuant to the transaction , the Company issued an aggregate of 25,000,000 shares of the Common Stock of the Company to the stockholders of Micro in exchange for 100% of the shares of Micro common stock. Mr. Shao acquired 4,000,000 shares of Common Stock of the Company in exchange for 16% of the common stock of Micro Express Ltd.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Shao acquired the securities of the Company for investment purposes. Depending on general market and economic conditions affecting Sterling Group Ventures, Inc. and other relevant factors, Mr. Shao may purchase additional securities of Sterling Group Ventures, Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Shao does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Sterling Group Ventures, Inc., or the disposition of securities of Sterling Group Ventures, Inc.

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Sterling Group Ventures, Inc. or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of Sterling Group Ventures, Inc. or any of its subsidiaries;

(d) any change in the present board of directors or management of Sterling Group Ventures, Inc., including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Sterling Group Ventures, Inc.;

(f) any other material

(g) changes in Sterling Group Ventures, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Sterling Group Ventures, Inc. by any person;

(h) causing a class of securities of Sterling Group Ventures, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Sterling Group Ventures, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this report, Richard Shao beneficially owns an aggregate of 4,000,000 shares of Common Stock, which represents 9.93% of the Issuer's Common Stock based upon 40,277,500 shares of Common Stock outstanding.

(b) Mr. Shao has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Shao.

(c) Mr Shao acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Shao.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 (1) Acquisition Agreement
(1) Filed as Exhibit 10.1 to the Company's Form 8-K filed on January 29, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2006

By: /s/ Richard (Xuxin) Shao

Richard (Xuxin) Shao